SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33260

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 28, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 23, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

John Hancock Emerging Markets Income Fund [File No. 811-22586]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 27, 2018, and amended on September 17, 2018.

Applicant's Address: 601 Congress Street, Boston, Massachusetts 02210.

John Hancock Floating Rate High Income Fund [File No. 811-22879]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 27, 2018, and amended on September 17, 2018.

Applicant's Address: 601 Congress Street, Boston, Massachusetts 02210.

John Hancock Strategic Diversified Income Fund [File No. 811-22675]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 27, 2018, and amended on September 17, 2018.

Applicant's Address: 601 Congress Street, Boston, Massachusetts 02210.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary